FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

        U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                     |OMB NUMBER: 3235-0287|
                                                     |EXPIRES:             |
                                                     | SEPTEMBER 30, 1998  |
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1. Name and Address of Reporting Person
   Wexford Management LLC
   411 West Putnam Avenue, Suite 125
   Greenwich, Connecticut 06830
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2. Issuer Name and Ticker or Trading Symbol
   Complete Wellness Centers, Inc. (CMWL)
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3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

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4. Statement for Month/Year
   December 1998
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5. If Amendment, Date of Original (Month/Year)
   August 18, 1998
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6. Relationship of reporting person to Issuer (Check all applicable)
 (  ) DIRECTOR
 (x ) 10% OWNER
 (  ) OFFICER (GIVE TITLE BELOW)
 (  ) OTHER (SPECIFY TITLE BELOW)

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7. Individual, or Joint/Group Filing (Check all applicable)
   ( ) Form filed by One Reporting Person
   (x) Form filed by More than One Reporting Person

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TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security (Instr. 3)
      Common Stock, par value $.0001665 per share(1)
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2. Transaction Date (Month/Day/Year)

      September 30, 1998, December 31, 1998 and January 4, 1999
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3. Transaction Code (Instr. 8)
            J
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4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      181,028 shares (A)
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5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
      3,167,664
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6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
      (I)
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7. Nature of Indirect Beneficial Ownership (Instr. 4)
      By management
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
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TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible securities)
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1. Title of Derivative Security (Instr. 3)
      Senior Convertible Preferred Stock, par value $.01 per share
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2. Conversion or Exercise Price of Derivative Security
      (1)
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3. Transaction Date (Month/Day/Year)
   September 30, 1998 and December 31, 1998
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4. Transaction Code (Instr. 8)
      J
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5. Number of Derivative Securities Acquired (A) or Disposed of (D)
      (Instr. 3, 4, and 5)
      5,286 shares
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6. Date Exercisable and Expiration Date (Month/Day/Year)
      (1)
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7. Title and Amount of Underlying Securities (Instr. 3 and 4)
   Common Stock 151,028 shares
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8. Price of Derivative Securities (Instr. 5)
      (1)
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9. Number of Derivative Securities Beneficially Owned at End of Month
   (Instr. 4)
      109,687
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10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
    (Instr. 4)
      (I)
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11. Nature of Indirect Beneficial Ownership (Instr. 4)
      By management
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EXPLANATION OF RESPONSES:

(1) On September 30, 1998, Imprimis Investors LLC ("Imprimis") and Wexford Spectrum Investors LLC ("Wexford") received as a dividend on their shares of Senior Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Complete Wellness Centers, Inc. (the "Company"), a total of 2,610 additional shares of Preferred Stock, of which 2,088 shares were payable as a dividend to Imprimis and 522 shares were payable as a dividend to Wexford. On December 31, 1998, Wexford and Imprimis received as a dividend on their shares of Preferred Stock a total of 2,676 additional shares of Preferred Stock, of which 2,141 shares were payable as a dividend to Imprimis and 535 shares were payable as a dividend to Wexford. As a result of the dividends, Wexford and Imprimis hold 109,687 shares of Preferred Stock in the aggregate, and may be deemed to own beneficially 3,133,914 shares of common stock, par value $.0001665 per share (the "Common Stock"), of the Company.

      In addition, Wexford and Imprimis may be deemed to have an interest in certain options granted to individuals who are employees of Wexford Management LLC ("Wexford Management"), the manager of Imprimis and Wexford. Imprimis and Wexford, as the holders of all of the Preferred Stock, had the right, pursuant to the Certificate of Designation, Preferences and Rights for the Preferred Stock (the "Certificate"), to hold majority representation on the Company's Board of Directors in the event that the Company failed to redeem all of the Preferred Stock on or prior to January 3, 1999. In anticipation that the Company would not redeem the Preferred Stock, Imprimis and Wexford requested that the Company hold a special meeting of its Board of Directors (the "Special Meeting") to elect that number of nominees of Wexford and Imprimis that would constitute a majority of the Company's Board. On January 4, 1999, the Company held the Special Meeting, at which the Board of Directors voted to increase the number of directors on the Board to 15 and elected eight nominees of Wexford and Imprimis as directors. The Wexford and Imprimis nominees elected as directors are Kenneth A. Rubin, Frederick B. Simon, Frank Goveia, Joseph M. Jacobs, Jay L. Maymudes, Arthur H. Amron, Paul M. Jacobi and Douglas J. Lambert (collectively, the "Wexford Directors"), all of whom are employees of Wexford Management. Each of the Wexford Directors was granted, effective as of the date he assumed his position as director, but subject to the approval of the stockholders of the Company, an option to purchase 7,500 shares of Common Stock at an exercise price of $3.4375 per share. The options vest 50% at the time of grant and 50% one year from the date of grant and expire on January 4, 2004. As a result, upon stockholder approval, the Wexford Directors will, in the aggregate, have options to purchase an aggregate of 60,000 shares of Common Stock and may be deemed to be the beneficial owners of 30,000 shares of Common Stock, which is the number of shares for which their options are immediately exercisable. In addition, Mr. Simon has an option, which is currently vested, granted on May 26, 1998, to purchase 3,750 shares of Common Stock at an exercise price of $2.81 per share in connection with his prior services as a director of the Company, and which which expires on May 26, 2003. Wexford and Imprimis may be deemed to have an interest in all of the shares for which such options are currently exercisable.

      As a result of the payment of dividends and the grant of options described above, Wexford and Imprimis beneficially own an aggregate of 3,167,664 shares of Common Stock, composed of 3,133,914 shares of Common Stock issuable pursuant to their Preferred Stock and 33,750 shares of Common Stock issuable upon exercise of all currently vested options granted to the Wexford Directors.

      Wexford Management may, by reason of its status as manager of Imprimis and Wexford, be deemed to own beneficially the Preferred Stock of Imprimis and Wexford, the Common Stock attributable to them as a result and the options granted to the Wexford Directors.

      Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Preferred Stock of Imprimis and Wexford, the Common Stock attributable to them as a result and the options granted to the Wexford Directors.

WEXFORD MANAGEMENT LLC
**  SIGNATURE OF REPORTING PERSON

   /s/ Frederick Simon                                  January 11, 1999
   ______________________________                       _____________________
   Name:  Frederick B. Simon                                     DATE
   Title: Vice President

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

Attachment to Form 4

Name of designated filer:           Wexford Management LLC

Name of joint filer:                Joseph M. Jacobs

Address of joint filer:             c/o Wexford Management LLC
                                    411 West Putnam Avenue
                                    Greenwich, Connecticut 06830

Date of event requiring
filing:                             September 30, 1998, December
                                    31, 1998 and January 4, 1999

Issuer Name and
Ticker or Trading Symbol:           Complete Wellness Centers,
                                    Inc. (CMWL)

/s/ Joseph M. Jacobs                            January 11, 1999
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** Signature of Reporting Person                     Date

Attachment to Form 4

Name of designated filer:           Wexford Management LLC

Name of joint filer:                Charles E. Davidson

Address of joint filer:             c/o Wexford Management LLC
                                    411 West Putnam Avenue
                                    Greenwich, Connecticut 06830

Date of event requiring
filing:                             September 30, 1998, December
                                    31, 1998 and January 4, 1999

Issuer Name and
Ticker or Trading Symbol:           Complete Wellness Centers,
                                    Inc. (CMWL)

/s/ Charles E. Davidson                         January 11, 1999
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** Signature of Reporting Person                       Date